Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

Agnico Eagle Achieves Commercial Production at the Amaruq Satellite Deposit

Toronto (October 7, 2019) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reports that commercial production was achieved at the Company’s Amaruq satellite deposit at the Meadowbank Complex on September 30, 2019.

The 100% owned Amaruq satellite deposit is located approximately 50 kilometres northwest of the Meadowbank mine, which in turn is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada.  Development of the Amaruq project was approved in February 2017 by the Company’s Board of Directors as a satellite deposit to supply ore to the existing Meadowbank mill.

“Congratulations to all of our employees at Amaruq for achieving commercial production in line with the original schedule despite ongoing challenges related to dewatering and adverse weather conditions in the second and third quarters of 2019.  We would also like to thank the various government agencies and the local communities for their continued support in Nunavut,” said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “With the start of production at both Amaruq and Meliadine in 2019, the Company is well positioned to deliver on its goal of generating net free cash flow in the second half of this year.  This is expected to allow us to reduce net debt and potentially increase the dividend while continuing to steadily grow our business”, added Mr. Boyd.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank mine (mining equipment, mill, tailings, camp and airstrip).  Additional infrastructure has been built at the Amaruq site (truck shop/warehouse, fuel storage and an additional camp facility).  Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing.

Amaruq ore processing commenced in August 2019 using low-grade stockpiles.  In the third quarter of 2019, production at the Meadowbank Complex totaled 48,869 ounces of gold, which included 13,588 ounces from Meadowbank and pre-commercial payable gold production at Amaruq of 35,281 ounces, compared to pre-commercial production guidance of 40,000 gold ounces.  Pre-commercial production gold sales totaled 32,042 ounces.  An update on total project capital costs will be provided with the Company’s 2019 third quarter results scheduled for release on October 23, 2019.

During the third quarter of 2019, mining activities at Amaruq continued to be affected by slower than expected dewatering activities (largely related to heavier than expected rainfall).  Dewatering is now substantially complete (approximately one month later than previously expected).  Given the slower than expected ramp up of mining activities, the Company took the opportunity to accelerate planned maintenance to the milling and crushing circuits, which was originally scheduled for 2020.  As a result, the mill was temporarily shut down in mid-September and is expected to restart on or about October 14, 2019.  During the shutdown ore continues to be mined and trucked to the Meadowbank mill, where it is being stockpiled for future processing.

As a result, production guidance at the Meadowbank Complex for 2019 is now anticipated to be 200,000 ounces of gold (previous forecast of 230,000 ounces).  Despite the lower forecast for the Meadowbank Complex, the Company’s full year 2019 production guidance of 1.75 million ounces of gold remains unchanged.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at October 7, 2019.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: statements concerning the Company’s ongoing activities at Amaruq, including the restart of the Meadowbank mill; the Company’s forward-looking production guidance, including project timelines and metal production; estimates of future mineral production; and statements regarding future dividend amounts, free cash flow generation and expectations with respect to net debt.

Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2018 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2018 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including the LaRonde mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; the unfavorable outcome of litigation involving the Canadian Malartic Mine Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations, who is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Meliadine, Nunavut, Canada	February 11, 2015